SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In accordance with letter CVM/SEP/GEA – 1/Nº 218/2010, dated as of May 24, 2010, Centrais Elétricas Brasileiras S.A. – Eletrobras informs its shareholders and the market in general that:

• on May 20, 2010 we sent a letter to the CVM (in response to the letter CVM/SEP/GEA-1/Nº206/2010, dated as of May 19, 2010) informing the CVM that a lack of data from Eletrobras Furnas with respect to the first quarter of 2010 had hampered our ability to timely prepare consolidated financial statements for the Eletrobras System for that period. This was the consequence of Eletrobras Furnas having introduced a new system for the management of accounting information as of January 1, 2010, which had unforeseen problems in implementation, despite the best efforts of Eletrobras Furnas;

• the problem described above, together with the quantity of monthly accounting records for Eletrobras Furnas (averaging two million accounting records per month) hampered the ability to transfer accounting data between the previous system of management and the new one;

• accordingly, in order to maintain the quality and transparency of our financial information, together with the aim of avoiding harmful speculation in the market, we presented our financial information for the first quarter of 2010 with a note included in the limited review report of our independent auditors (which was issued on May 17, 2010) stating that the financial information for the first quarter of 2010 is not comparable to the first quarter of 2009; and

• in addition, the correspondence we sent to the CVM in response to CVM letter CVM/SEP/GEA-1/Nº206/2010 mentioned above, reiterated our commitment to put forth our best efforts to present complete financial information for the first quarter of 2010 as soon as possible.

We are strengthening our efforts to ensure that complete financial information for the Eletrobras System for the first quarter of 2010 is disclosed before June 18, 2010.

Rio de Janeiro, May 25, 2010

Armando Casado de Araujo
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.